
03025916

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 3 0 2003
181
SECTION

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _____

Commission file number 1-11834

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUMPROVIDENT 401(K) RETIREMENT PLAN

---

1 Fountain Square
Chattanooga, Tennessee 37402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnumProvident Corporation
1 Fountain Square
Chattanooga, Tennessee 37402

Total of sequentially numbered pages 29
Index of Exhibits on sequential page number 27

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

Year ended December 31, 2002 and 2001, with Report of Independent Auditors

UnumProvident 401(k) Retirement Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents



■ Ernst & Young LLP
Republic Centre
Suite 1500
633 Chestnut Street
Chattanooga, Tennessee 37450

■ Phone: (423) 756-2461
Fax: (423) 267-0304
www.ey.com

Report of Independent Auditors

The Plan Administrator
UnumProvident 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnumProvident 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 16, 2003

UnumProvident 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$406,779,340**	$443,701,032
Receivables:		
Employer's contribution receivable	**77,484**	509,868
Participants' contribution receivable	**170,102**	948,459
Total receivables	**247,586**	1,458,327
Net assets available for benefits	**$407,026,926**	$445,159,359

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income:	
Interest and dividends	$ 11,627,063
Contributions:	
Participants	34,292,033
Employer	14,925,185
	49,217,218
Total additions	60,844,281
Deductions	
Net depreciation in fair value of investments	69,426,632
Benefits paid to participants	32,282,627
Administrative expenses	49,221
Total deductions	101,758,480
Net decrease before transfer	(40,914,199)
Transfer from Benefit America & OCI Plans	2,781,766
Net assets available for benefits at beginning of year	445,159,359
Net assets available for benefits at end of year	$407,026,926

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the UnumProvident 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers all domestic employees of UnumProvident Corporation and its subsidiaries (UnumProvident or the Company). Participants who are regularly scheduled to work at least nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching after the completion of 1,000 hours in a 12 month period. The Plan sponsor is UnumProvident. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986. The Plan is administered by a Benefit Finance Committee (the Committee), which is responsible for overseeing the administration and operation of the Company's qualified benefit plans. Members of the Committee are appointed by the Compensation Committee of the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Dependent upon the employee's annual earnings, eligible employees may elect to contribute 1% to 15% of their annual compensation, including incentive payouts, on a pretax basis. UnumProvident matches 100% of participant contributions up to 3% of each participant's pay period compensation contributed, plus 50% of participant contributions on the next 2% of the participant's pay period compensation contributed, for a maximum match of 4% after one year of service, as defined. The matching of the first 1% was made to the UnumProvident Stock Fund through March 15, 2002. After this date, participants directed all matching contributions without restriction. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of UnumProvident. Contributions are limited to the maximum amount allowable under the Internal Revenue Code, $11,000 in 2002 plus $1,000 for participants age 50 or older who could elect a catch up contribution and $10,500 in 2001.

Effective January 1, 2002, employees of Options and Choices 401(k) Profit Sharing Plan (OCI) and Benefit Technologies, Inc. (Benefit America) were eligible to participate in the Plan. Transfer from the OCI and Benefit America plans totaled $2,781,766.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Employer and employee contributions are immediately 100% vested at the date of contribution, plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate as published in *The Wall Street Journal* on the first business day of the month the loan is approved. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability or death.

Administrative Expenses

Costs of plan administration, including accounting and auditing fees, were paid by UnumProvident for the year ended December 31, 2002.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common stock of the Company are based on the closing market price of the Company's common stock. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

2. Summary of Accounting Policies (continued)

The investment contracts are recorded at initial contract value plus accrued interest. The contracts are fully benefit responsive. There are no reserves against contract values for credit risk. The approximate average yield and the crediting interest rate for each investment contract is summarized as follows for 2002 and 2001:

Investment Contract	Average Yield	Crediting Interest Rate
December 31, 2002		
John Hancock Mutual Life Ins. Co., GAC14795	8.02%	6.91%
John Hancock Mutual Life Ins. Co., GAC14794	6.88%	5.90%
Monumental Life Ins. Co., MDA00113FR-00	7.57%	6.80%
Monumental Life Ins. Co., MDA00046FR-00	6.79%	5.82%
Travelers Insurance Company, GR-17260	6.96%	5.97%
Travelers Insurance Company, GR-17183	6.52%	5.64%
Travelers Insurance Company, GR-17279	7.06%	6.11%
December 31, 2001		
Allstate Life Insurance Company, GA-6002	9.38%	6.89%
GE Life and Annuity ASR, GS-3128	7.13%	6.10%
GE Life and Annuity ASR, GS-3266	7.13%	6.12%
John Hancock Mutual Life Ins. Co., GAC14795	8.02%	6.91%
John Hancock Mutual Life Ins. Co., GAC14794	6.88%	5.90%
Monumental Life Ins. Co., MDA00113FR-00	7.89%	6.80%
Monumental Life Ins. Co., MDA00046FR-00	6.79%	5.82%
Protective Life Insurance Company, GA-1492	5.45%	5.58%
Protective Life Insurance Company, GA-1473	6.39%	6.08%
Travelers Insurance Company, GR-16924	6.36%	6.05%
Travelers Insurance Company, GR-17260	6.96%	5.97%
Travelers Insurance Company, GR-17183	7.91%	5.64%
Travelers Insurance Company, GR-17279	7.12%	6.11%

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2002, the Plan's investments (including investments purchased, sold, and held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common stock	$(22,259,884)
Mutual funds	(47,166,748)
	$(69,426,632)

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

	December 31	
	2002	**2001**
Magellan Fund	**$37,791,238**	$42,554,343
Contrafund	**50,713,095**	52,811,344
Equity Income Fund	**25,990,640**	29,129,657
Spartan U.S. Equity Index Fund	**37,138,766**	46,103,198
Blended Income Fund	**98,427,768**	73,502,391
UnumProvident Stock Fund	**42,295,472**	77,124,285
Pimco Total Return Fund	**23,113,942**	*
Puritan Fund	**23,416,704**	*

*Investment was less than 5% of fair value.

4. Related-Party Transactions

The Plan permits participants the option of allocating a portion of their contributions to be invested in the UnumProvident Stock Fund (the Stock Fund), which consists principally of UnumProvident common stock (2,365,004 shares with a market value of $17.54 per share totaling $41,482,170 owned as of December 31, 2002 and 2,850,699 shares with a market value of $26.51 per share totaling $75,572,030 owned as of December 31, 2001). Interest and dividends received by the Stock Fund amounted to $1,546,659 as of December 31, 2002, which included dividends of $.1475 per share, per quarter, on the UnumProvident shares held by the Plan.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

EIN 62-1598430 Plan No. 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*Fidelity	Puritan Fund	$ 23,416,704
*Fidelity	Magellan Fund	37,791,238
*Fidelity	Contrafund	50,713,095
*Fidelity	Equity Income Fund	25,990,640
*Fidelity	OTC Portfolio	14,643,424
*Fidelity	Overseas Fund	14,962,703
*Fidelity	Disciplined Equity Fund	10,637,537
*Fidelity	PIMCO Total Return Fund	23,113,942
*Fidelity	Spartan U.S. Equity Index Fund	37,138,766
*Fidelity	Blended Income Fund	98,427,768
Self Managed Brokerage Account	See attached	1,267,276
*UnumProvident Stock Fund	*UnumProvident Stock Fund	42,295,472
Guaranteed Investment Contracts:		
John Hancock Mutual Life Insurance Company, GAC14795	6.91%, maturing 12/29/03	3,161,273
John Hancock Mutual Life Insurance Company, GAC14794	5.90%, maturing 3/26/03	3,091,415
Monumental Life Insurance Company, MDA00113FR-00	6.80%, maturing 3/27/03	1,563,054
Monumental Life Insurance Company, MDA00046FR-00	5.82%, maturing 3/26/03	3,755,946
Travelers Insurance Company, GR-17260	5.97%, maturing 3/26/03	3,098,991
Travelers Insurance Company, GR-17183	5.64%, maturing 12/26/03	1,239,436
Travelers Insurance Company, GR-17279	6.11%, maturing 6/26/03	2,173,915
*Participants' loans	5% to 10.5%	8,296,745
		$406,779,340

** Indicates party in interest to the Plan.*
Note: Cost information has not been included because all investments are participant directed.

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
	CASH	0	.000	63.27-	63.27-
G3921A-10-0	GLOBAL CROSSING LTD COM	100	.018	1.80	1,765.39
G3930H-10-4	GLOBALSTAR TELECOM LTD.	1,100	.050	55.00	9,978.04
G55312-10-5	LJ INTL INC ORD	100	1.250	125.00	406.74
G90078-10-9	TRANSOCEAN SEDCO FOREX INC COM	290	23.200	6,728.00	5,387.16
Y66183-10-7	PACIFIC INTERNET LTD ORD	100	2.719	271.90	1,452.45
00184A-10-5	AOL TIME WARNER INC COM	760	13.100	9,956.00	35,966.45
001957-50-5	AT&T CORP COM NEW	172	26.110	4,490.92	36,648.17
00209A-10-6	AT & T WIRELESS COM	19	5.650	107.35	.00
00826T-10-8	AFFYMETRIX INC OC-CAP STK	350	22.890	8,011.50	9,705.58
00845V-10-0	AGERE SYS INC CL A	17	1.440	24.48	.00
00845V-20-9	AGERE SYS INC CL B	454	1.400	635.60	.00
023135-10-6	AMAZON.COM INC	47	18.890	887.83	548.44
024935-30-6	AMERICAN CENTY TRGT MATS TR BNHM TM TR 2010	63.363	80.980	5,131.14	5,358.65
024935-40-5	AMERICAN CENTY TRGT MATS TR BNHM TM TR 2015	81.950	64.330	5,271.84	5,487.04

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
025081-70-4	AMERICAN CENTY GOVT INCM TR BNHM INFLTN ADJ	1,955.059	10.690	20,899.58	20,879.06
026874-10-7	AMERICAN INTL GROUP INC COM	20	57.850	1,157.00	1,987.45
031162-10-0	AMGEN INC COM	229	48.340	11,069.86	.00
032654-10-5	ANALOG DEVICES INC COM	75	23.870	1,790.25	5,206.10
037032-10-9	ANTIGENICS INC DEL COM	200	10.240	2,048.00	2,119.75
038222-10-5	APPLIED MATERIALS INC	156	13.030	2,032.68	3,707.61
04033V-10-4	ARIBA INC COM	50	2.480	124.00	242.20
04362P-10-8	ASCENTIAL SOFTWARE CORP COM	1,100	2.400	2,640.00	10,019.83
053499-10-9	AVAYA INC COM	305	2.450	747.25	1,137.31
060505-10-4	BANK AMER CORP COM	200	69.570	13,914.00	.00
06423A-10-3	BANK ONE CORP COM	220	36.550	8,041.00	.00
06646R-10-7	BANKNORTH GROUP INC NEW N/C FROM 71147108	1,085	22.600	24,521.00	.00
097023-10-5	BOEING CO COM	150	32.990	4,948.50	1,910.45
125750-10-9	CMG INFORMATION SVCS INC COM	200	.981	196.20	6,622.36
128119-40-1	CALAMOS INVT TR NEW CONV FD	158.752	17.410	2,763.87	581.65
14040H-10-5	CAPITAL ONE FINANCIAL CORP	10	29.720	297.20	.00

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
15640W-10-3	CENTURA SOFTWARE CORP COM	1,000	.001	1.00	1,742.50
166751-10-7	CHEVRON CORP COM	0	90.890	.00	27,210.00
166764-10-0	CHEVRONTEXACO CORP N/C FROM 166751107	385	66.480	25,594.80	.00
17275R-10-2	CISCO SYS INC COM	4,507	13.100	59,041.70	145,735.14
172967-10-1	CITIGROUP INC COM	50	35.190	1,759.50	2,224.45
20030N-10-1	COMCAST CORP NEW CL A CL A	277	23.570	6,528.89	.00
222372-10-4	COUNTRYWIDE CR INDS INC COM	386	51.650	19,936.90	.00
225447-10-1	CREE RESH INC COM	200	16.350	3,270.00	8,919.95
247025-10-9	DELL COMPUTER CORP COM	600	26.740	16,044.00	15,677.11
25388B-10-4	DIGITAL RIV INC COM	900	11.950	10,755.00	6,890.95
254687-10-6	WALT DISNEY COMPANY	100	16.310	1,631.00	2,619.95
256210-10-5	DODGE & COX INCOME FD COM	2,768.539	12.770	35,354.24	34,921.45
258609-30-4	DOUBLECLICK COM	100	5.660	566.00	8,342.49
268648-10-2	E M C CORP MASS COM	960	6.140	5,894.40	34,879.13
278642-10-3	EBAY INC COM	56	67.820	3,797.92	.00
290143-10-6	ELOT INC N/C FROM 301607107	10,000	.001	10.00	49,571.63
291011-10-4	EMERSON ELEC CO COM	30	50.850	1,525.50	.00

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
298801-40-8	EUROWEB INTL CORP COM	20	1.730	34.60	439.95
30161Q-10-4	EXELIXIS INC COM	200	8.000	1,600.00	3,579.95
302088-10-9	EXODUS COMMUNICATIONS INC	76	.000	.00	.00
30231G-10-2	EXXON MOBIL CORP COM N/C FROM 302290101	2,000	34.940	69,880.00	77,877.43
303726-10-3	FAIRCHILD SEMICONDUCTOR INTL CL A	449	10.710	4,808.79	8,553.29
314172-64-4	FEDERATED KAUFMANN CL K N/C	1,140.523	3.450	3,934.80	1,943.49
31428X-10-6	FEDEX CORP COM	86	54.220	4,662.92	.00
316067-10-7	FIDELITY CASH RESERVES	247,417.280	1.000	247,417.28	247,417.28
316128-10-7	FIDELITY UTILITIES INCOME FD	1,126.075	9.700	10,922.93	4,641.43
316153-10-5	FIDELITY FD INC COM	188.276	22.260	4,191.02	978.60
316345-30-5	FIDELITY LOW PRICED STOCK FUND	172.631	25.170	4,345.12	5,246.29
35063R-10-0	FOUNDRY NETWORKS COM	650	7.040	4,576.00	67,330.58
356602-10-2	FREEMARKETS INC COM	20	6.439	128.78	.00
36238T-10-4	GTC BIOTHERAPEUTICS INC COM	200	1.180	236.00	2,866.40
362398-10-9	GABELLI GROWTH FD SH BEN INT	117.146	18.990	2,224.60	409.66
364760-10-8	GAP INC COM	1,500	15.520	23,280.00	46,388.60
369604-10-3	GENERAL ELECTRIC CORP COM	660	24.350	16,071.00	24,649.71

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
372461-10-3	GENUS INC COM	1,000	2.290	2,290.00	6,141.25
375766-10-2	GILLETTE CO COM	500	30.360	15,180.00	.00
413838-10-3	HARRIS ASSOC OAKMARK FUND	110.873	30.080	3,335.06	75.91
418056-10-7	HASBRO INC COM	17	11.550	196.35	.00
428236-10-3	HEWLETT PACKARD CO COM	37	17.360	642.32	691.34
437076-10-2	HOME DEPOT INC COM	94	24.020	2,257.88	1,095.58
438516-10-6	HONEYWELL INTL INC N/C FROM 019512102	100	24.000	2,400.00	2,405.95
444165-10-4	HUDSON UTD BANCORP COM	9	31.100	279.90	.00
449295-10-4	ICOS CORP COM	50	23.410	1,170.50	1,177.45
451906-10-1	IDENTIX INC COM	7,000	5.150	36,050.00	59,115.00
45253H-10-1	IMMUNOGEN INC COM	150	3.100	465.00	1,363.39
457277-10-1	INKTOMI CORP	300	1.600	480.00	32,119.12
458140-10-0	INTEL CORP COM	1,662	15.570	25,877.34	45,852.18
45950T-10-1	INTERNATIONAL FIBERCOM INC COM	100	.010	1.00	1,637.50
46059S-20-0	INTERNET PICTURES CORP R/S FROM 46059S101	439	1.050	460.95	1,496.47
46612J-10-1	JDS UNIPHASE CORP COM	100	2.470	247.00	4,422.83
46625H-10-0	J P MORGAN CHASE & CO COM	855	24.000	20,520.00	30,086.60

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
471023-30-9	JANUS WORLDWIDE FUND	491.780	32.130	15,800.89	3,171.40
471023-40-8	JANUS INVT TWENTY FD	76.151	29.010	2,209.14	168.87
471023-87-9	JANUS INVT FD BALANCED FD	163.332	17.880	2,920.38	418.76
478160-10-4	JOHNSON & JOHNSON COM	163.222	53.710	8,766.65	9,295.63
483600-30-0	KANA SOFTWARE INC R/S FROM 483600102	30	1.970	59.10	697.98
499063-10-5	KNIGHT TRADING GROUP INC N/C FROM 499068104	80	4.790	383.20	.00
501803-30-8	LCA-VISION INC COM PAR $.001	1,250	2.280	2,850.00	8,432.00
505336-10-7	LA Z BOY CHAIR CO COM	26	23.980	623.48	.00
521863-10-0	LEAP WIRELESS INTL INC COM	25	.140	3.50	.00
530718-10-5	LIBERTY MEDIA CORP NEW MER FROM 001957208	100	8.940	894.00	918.95
535919-20-3	LIONS GATE ENTMT CORP COM NEW	2,500	1.970	4,925.00	7,247.50
548661-10-7	LOWES COMPANIES INC	46	37.500	1,725.00	1,110.33
549463-10-7	LUCENT TECHNOLOGIES INC COM	2,024	1.260	2,550.24	34,215.64
553477-10-0	MRV COMMUNICATIONS INC COM	1,000	1.070	1,070.00	14,519.97
566244-10-9	MARCHFIRST INC N/C FROM 966834103	173	.000	.00	.00
580031-20-1	MCDATA CORP CL A	20	7.100	142.00	.00

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
589331-10-7	MERCK & CO INC COM	50	56.610	2,830.50	2,608.95
594918-10-4	MICROSOFT CORP COM	90	51.700	4,653.00	5,573.55
599902-10-3	MILLENNIUM PHARMACTCLS INC COM	100	7.940	794.00	1,059.95
631100-10-4	NASDAQ 100 TR UNIT SER 1	1,100	24.370	26,807.00	40,180.60
637640-10-3	NATIONAL SEMICONDUCTOR CORP COM	233	15.010	3,497.33	2,615.20
640938-10-6	NETWORKS ASSOCIATES INC	150	16.090	2,413.50	.00
66987V-10-9	NOVARTIS AG SPONSORED ADR	50	36.730	1,836.50	.00
670346-10-5	NUCOR CORP COM	50	41.300	2,065.00	.00
68389X-10-5	ORACLE SYS CORP COM	1,000	10.800	10,800.00	29,316.90
69316H-80-9	PBHG CORE GROWTH FUND	358.373	7.650	2,741.55	870.97
693262-20-6	P-COM INC COM NEW	14,384	.190	2,732.96	88,561.52
696642-20-6	PALM INC COM NEW	9	15.700	141.30	4,579.26
713661-10-6	PEREGRINE PHARMACEUTICALS IN N/C FROM 878517309	46,000	.780	35,880.00	90,602.36
716748-10-8	PETROQUEST ENERGY INC COM	200	4.150	830.00	910.95
717081-10-3	PFIZER INC COM	1,100	30.570	33,627.00	42,968.60
717125-10-8	PHARMACEUTICAL RES INC	100	29.800	2,980.00	2,592.95
718154-10-7	PHILIP MORRIS COS INC COM	276.721	40.530	11,215.50	10,484.76

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
736126-10-3	PORTAL SOFTWARE INC COM	1,200	.808	969.60	34,912.16
740522-10-7	PREMIER LASER SYSTEMS INC CL A	1,300	.001	1.30	.00
742718-10-9	PROCTER & GAMBLE CO COM	100	85.940	8,594.00	.00
742935-60-4	PROFESSIONALLY MANAGED PTFLS WOMENS EQTY FD	117.068	15.390	1,801.68	2,210.66
74646A-10-2	PUTNAM CLASSIC EQUITY CLASS A	1,357.193	9.540	12,947.62	42.09
746916-10-5	PUTNAM NEW OPPORTUNITIES FD SH BEN INT	75.433	28.430	2,144.56	622.51
747012-10-2	PUTNAM VOYAGER FD INC CL A	980.715	12.710	12,464.89	3,228.86
747525-10-3	QUALCOMM INC COM	850	36.390	30,931.50	54,530.50
759930-10-0	RENAL CARE GROUP INC COM	73	31.640	2,309.72	.00
78462F-10-3	SPDR TR UNIT SER 1	300	88.230	26,469.00	24,749.95
784924-74-8	SSGA FDS MNY MKT FD CL A	2,299.150	1.000	2,299.15	244.79
786449-10-8	SAFEGUARD SCIENTIFICS INC COM	600	1.360	816.00	18,426.11
803062-10-8	SAPIENT CORP	276	2.050	565.80	.00
805894-10-2	SCAN OPTICS INC COM	3,500	.260	910.00	8,244.00
81211K-10-0	SEALED AIR CORP NEW	350	37.300	13,055.00	13,807.66
826170-10-2	SIEBEL SYS INC	500	7.400	3,700.00	19,746.38
832696-40-5	SMUCKER J M CO COM NEW	2	39.810	79.62	.00

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
86211E-10-3	STORAGENETWORKS INC	275	1.160	319.00	11,311.15
866810-10-4	SUN MICROSYSTEMS INC COM	440	3.110	1,368.40	7,331.33
86769Y-10-5	SUNRISE TELECOM INC COM	50	1.770	88.50	2,269.95
86787D-10-9	SUNTERRA CORP COM	300	.000	.00	.00
868157-10-8	SUPERIOR ENERGY SVCS INC COM	200	8.200	1,640.00	1,472.95
87160A-10-0	SYNGENTA AG ADR SPONSORED	5	11.520	57.60	.00
87612E-10-6	TARGET CORP COM N/C FROM 239753106	64	30.000	1,920.00	1,784.95
88100W-10-3	TERRA NETWORKS S A ADR SPONSORED	100	4.120	412.00	5,614.95
88221T-10-4	TEXAS BIOTECHNOLOGY CORP	3,000	1.400	4,200.00	8,711.97
885535-10-4	3COM CORP COM	130	4.630	601.90	.00
89420G-10-9	TRAVELERS PPTY CAS CORP NEW	2	14.650	29.30	.00
89420G-40-6	TRAVELERS PPTY CAS CORP CL B	4	14.650	58.60	.00
89674K-10-3	TRIQUINT SEMICONDUCTER INC COM	172	4.240	729.28	8,780.58
90130C-10-7	21ST CENTY TECHNOLOGIES INC COM	3,000	.009	27.00	5,315.18
902973-30-4	US BANCORP DEL NEW MER FROM 902973106	66	21.220	1,400.52	.00
907818-10-8	UNION PAC CORP COM	100	59.870	5,987.00	5,768.27
91336M-10-5	UNIVERSAL ACCESS GLOBAL HLDG N/C FROM 902580109	175	.190	33.25	1,393.08

PLAN ASSET HOLDINGS AS OF 12/31/02
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
91529Y-10-6	UNUMPROVIDENT CORP COM	25	17.540	438.50	.00
921937-10-8	VANGUARD BD INDEX FD INC COM	3,713.279	10.380	38,543.84	30,633.21
922031-30-7	VANGUARD FIXED INCOME SECS FD INC GNMA PORTFOLIO	4,576.765	10.750	49,200.22	26,741.13
92343E-10-2	VERISIGN INC COM	50	8.020	401.00	6,531.50
92832C-10-4	VISIONAMERICA INC COM	1,000	.001	1.00	.00
939330-10-6	WASHINGTON MUT INVS FD INC COM	169.131	23.510	3,976.27	732.09
94976Y-20-7	WELLS FARGO CAP IV PFD GTD CAP 7%	150	26.390	3,958.50	3,762.90
973859-10-1	WINFIELD CAP CORP COM	100	.310	31.00	.00
98157D-10-6	WORLDCOM INC GA NEW N/C FROM 55268B106	2,500	.123	307.50	51,661.85
98157D-30-4	WORLDCOM INC WORLDCOM GROUP MCI GROUP COM	100	.155	15.50	.00
	TOTAL ACCOUNT MARKET VALUE	408,401.780		1,267,276.31	1,949,498.85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

UNUMPROVIDENT 401(K) RETIREMENT PLAN (FORMERLY PROVIDENT COMPANIES, INC. THE MONEYMAKER, A LONG-TERM 401(K) RETIREMENT SAVINGS PLAN)
(Name of Plan)

Date: June 27, 2002

By: Robert C. Greving
Robert C. Greving
Executive Vice President and Chief Financial Officer
Benefit Finance Committee Member

#250386v1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

to

FORM 11-K

UNUMPROVIDENT 401(K) RETIREMENT PLAN
(FORMERLY PROVIDENT COMPANIES, INC. THE MONEYMAKER,
A LONG-TERM 401(K) RETIREMENT SAVINGS PLAN)

INDEX OF EXHIBITS

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-47751) pertaining to the UnumProvident 401k Retirement Plan of our report date June 16, 2003, with respect to the financial statements and schedule of UnumProvident 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Chattanooga, Tennessee
June 30, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

On behalf of UnumProvident Corporation 401(K) Retirement Plan (the "Plan"), each of the undersigned, THOMAS R. WATJEN, the President and Chief Executive Officer, and ROBERT C. GREVING, the Executive Vice President and Chief Financial Officer of UNUMPROVIDENT CORPORATION (the "Company") does hereby certify that:

3. The Plan's Report on Form 11-K for the fiscal year ended December 31, 2002 (the "Report"), fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

4. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

IN WITNESS WHEREOF, each of the undersigned has executed this statement this 27th day of June, 2003.

President and Chief Executive Officer

Executive Vice President and
Chief Financial Officer

A signed original of this written certification required by Section 906 has been provided to the UnumProvident Corporation 401(K) Retirement Plan and will be retained by the UnumProvident Corporation 401(K) Retirement Plan and furnished to the Securities and Exchange Commission or its staff upon request.